Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated June 12, 2019

Relating to Preliminary Prospectus dated May 24, 2019

Registration No. 333-231381

Mohawk Group Holdings, Inc.

Supplement and Update to Preliminary Prospectus Dated May 24, 2019

This free writing prospectus relates to the public offering of common stock of Mohawk Group Holdings, Inc. (“Mohawk”) and should be read together with the preliminary prospectus dated May 24, 2019 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 relating to this offering of common stock. The Preliminary Prospectus can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1757715/000119312519157090/d639806ds1a.htm

References to “Mohawk,” “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus. The following information supplements and updates the information contained in the Preliminary Prospectus.

Initial public offering price:	$10.00 per share

Common stock being offered by Mohawk:	3,600,000 shares

Common stock to be outstanding after this offering:	17,540,808 shares (or 18,080,808 shares if the underwriters exercise their over-allotment option in full)

Underwriters’ option to purchase additional shares of common stock:	540,000 shares

Use of proceeds:	We intend to use the net proceeds from this offering of approximately $29.3 million for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to acquire, invest in or license complementary products, technologies or businesses, including for our proposed acquisitions of a home décor company and a personal health care company. The completion of the proposed acquisitions is subject to the execution of a definitive purchase agreement, satisfactory completion of various due diligence matters and certain required approvals. We provide no assurances that we will complete the proposed acquisitions. We do not have any other agreements or commitments to enter into any acquisitions, investments or licenses at this time.

As adjusted capitalization:	Based on the initial public offering price of $10.00 per share, as of March 31, 2019, on an as adjusted basis, our total capitalization, including indebtedness, would have been approximately $61.1 million.

Dilution:	Based on the initial public offering price of $10.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2019 would have been approximately $27.8 million, or approximately $1.59 per share. This amount represents an immediate increase in as adjusted net tangible book value of $1.70 per share to our existing stockholders and an immediate dilution in as adjusted net tangible book value of approximately $8.41 per share to new investors purchasing shares of common stock in this offering.

Mohawk has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Mohawk has filed with the SEC for more complete information about Mohawk and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Mohawk, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by contacting Roth Capital Partners, LLC, 888 San Clemente Drive, Newport Beach, California 92660, Attention: Equity Capital Markets, via telephone at (800) 678-9147 or via email at rothecm@roth.com, A.G.P./Alliance Global Partners, 590 Madison Avenue, 36th Floor, New York, New York 10022, via telephone at 212-624-2060 or via email at prospectus@allianceg.com or National Securities Corporation, 200 Vesey Street, 25th Floor, New York, New York 10281, Attention: Marguerite Rogers, Sr. Vice President, via telephone at (212)-417-8227, or via email at prospectusrequest@nationalsecurities.com.

The information in this communication supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.